TRINIDAD
ENERGY SERVICES INCOME TRUST

082-34867

07023188

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2007
WASH, D.C. 185 SECTION

March 1, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated March 1, 2007. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

E. Tara Wood
Executive Assistant

PROCESSED
MAY 0 4 2007
THOMSON
FINANCIAL

RECEIVED
MAR 0 2 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Thursday, March 1, 2007
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS – DECEMBER 31, 2006

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and twelve months ended December 31, 2006 and its outlook based on information available as at February 20, 2007. The MD&A is based on the Trinidad Energy Services Income Trust (the "Trust" or "Trinidad") consolidated financial statements for the year ended December 31, 2006 which were prepared in accordance with Canadian generally accepted accounting principles. The following discussion should be read in conjunction with the consolidated financial statements and attached notes contained in this report. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

FINANCIAL HIGHLIGHTS

For the years ended December 31,

(thousands except unit and per unit data)	2006	2005	2004
Revenue	**579,855**	288,332	138,477
Gross margin (1)	**269,584**	120,415	56,827
EBITDA (1)	**210,319**	91,116	42,803
Per unit (diluted)	**2.48**	1.52	1.14
EBITDA before unit based compensation (1)	**217,424**	94,319	42,973
Per unit (diluted)	**2.57**	1.57	1.15
Funds flow before change in non-cash working capital (1)	**196,924**	87,299	38,906
Per unit (diluted)	**2.33**	1.45	1.04
Distributions paid and declared	**105,475**	51,905	23,698
Distributions paid and declared per unit (basic)	**1.27**	0.88	0.64
Payout ratio (2)	**54%**	59%	61%
Net earnings	**123,706**	47,427	20,790
Per unit (basic)	**1.49**	0.81	0.56
Per unit (diluted)	**1.46**	0.79	0.55
Net earnings before unit based compensation	**130,811**	50,630	20,960
Per unit (diluted)	**1.55**	0.84	0.56
Units outstanding – basic (weighted average) (3)	**83,078,833**	58,850,122	36,833,388
Units outstanding – diluted (weighted average) (3)	**84,644,439**	60,134,317	37,513,167

(1) Readers are cautioned that gross margin, EBITDA and funds flow before change in non-cash working capital and the related per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute gross margin, EBITDA and funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes, depreciation and amortization and gain or loss on investment in long-term assets and funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders. Funds flow before change in non-cash working capital has replaced the term cash flow before change in non-cash working capital as shown in previous filings.
(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital.
(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

OPERATING HIGHLIGHTS

For the years ended December 31,	2006	2005	2004
Operating days – drilling			
Canada	**12,531**	12,298	7,829
United States	**7,046**	272	-
Rate per drilling day (CDN $)			
Canada	**24,191**	20,783	16,922
United States	**23,724**	22,782	-
Utilization rate – drilling			
Canada	**62%**	64%	66%
United States	**84%**	85%	-
CAODC industry average	**55%**	59%	53%
Number of drilling rigs			
Canada	**60**	54	51
United States	**31**	17	-
Utilization rate for service rigs	**62%**	61%	54%
Number of service rigs	**18**	16	8
Number of coring and surface casing rigs	**17**	18	-

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

NON-GAAP MEASURES

This MD&A contains references to the term "funds flow before change in non-cash working capital" to refer to the amount of cash that is expected to be available for distribution to unitholders, the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization and gain or loss on investment in long-term assets and the term "Gross Margin" to refer to revenue less operating expenses, which the Trust believes are measures followed by the investment community and therefore provide useful information. The terms "funds flow before change in non-cash working capital" and "EBITDA" are not measures recognized by Generally Accepted Accounting Principles ("GAAP") and do not have standardized meanings prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, the Trust computes "funds flow before change in non-cash working capital" and "EBITDA" on a consistent basis for each reporting period.

OVERVIEW

In 2005 Trinidad's operations were primarily focused in the deeper drilling sector of the Western Canadian Sedimentary Basin. In order to increase the stability of the overall funds flow the Trust began the process of strategically diversifying its operations into the US. This commenced with the announcement of the Trust's commitment to construct an additional 29 drilling rigs of which 17 were to be deployed in the US, all backed by long-term take-or-pay contracts. These long-term contracts along with the acquisition of Cheyenne Drilling at the end of 2005 created a stable drilling base in the US. Throughout 2006 an additional 10 rigs were released into the US market under the rig construction program and Cheyenne Drilling deployed two rigs that were under construction at the time of acquisition and two inactive rigs were refurbished and placed into operations. This significantly increased the rig count in the US from 17 at the end of 2005 to 31 at the end

of 2006, an increase of 82.4% in a market which typically operates at utilization rates of 85%. Additionally, the fully functional drilling fleet in the US for the entire year produced significantly higher revenues and funds flow throughout the period.

The second dramatic change in the Trust's operations throughout the year was the acquisition of Mastco Derrick Services Ltd. ("Mastco"), a company with the expertise to design, manufacture, sell and refurbish drilling rigs and related equipment. This acquisition provided Trinidad with increased flexibility over the current rig construction program providing an improved ability to control the delivery schedule of its rigs. As a result of this, six Canadian rigs were completed and put into operations throughout 2006 and the remainder are expected to be delivered in the first and second quarter of 2007. The integration of Mastco into the Trust's operations also improves the Trust's ability to complete required repairs and maintenance and recertifications.

Activity levels slowed in the Canadian market throughout 2006 as a result of declines in commodity prices and concerns over high storage levels. Trinidad has been able to mitigate the impact of these reductions through a focus on longer term contracts and its US diversification which resulted in overall utilization levels exceeding industry averages throughout the year. Furthermore, the Trust continues to focus its efforts on the deeper drilling market which is less impacted by seasonal fluctuations and commodity price volatility. Despite a slower market the Trust has continued to grow in both revenue and funds flow due to increases in the Trust's drilling capacity and increased day rates across the market.

RESULTS FROM OPERATIONS

Canadian Drilling Operations

For the years ended December 31,

(thousands)	2006	2005	% Change
Revenue	**364,278**	282,938	28.7
Operating expense	**196,665**	164,701	19.4
Gross margin	**167,613**	118,237	41.8
Gross margin percentage	**46.0%**	41.8%	
Operating days – drilling	**12,531**	12,298	1.9
Rate per drilling day (CDN $)	**24,191**	20,783	16.4
Utilization rate – drilling	**62%**	64%	(3.1)
CAODC industry average	**55%**	59%	(6.8)
Number of drilling rigs	**60**	54	11.1
Utilization rate – well servicing	**62%**	61%	1.6
Number of service rigs	**18**	16	12.5
Number of coring and surface rigs	**17**	18	(5.6)

Reduced activity levels throughout the Canadian drilling sector continued to be an issue as commodity prices declined from record highs in 2005 to more stable levels in 2006. These weakening conditions affected the overall utilization across the sector with reductions in the utilization rates from 59% in 2005 to 55% in 2006, a level more consistent with usual seasonal patterns. Despite the reduction in overall utilization, Trinidad was able to minimize the impact of this slow down by focusing on the deeper drilling market which is less impacted during softer market conditions and execution of long-term contracts with oil and gas producers. This allowed the Trust to continue to exceed industry utilization levels by 12.7% despite slight reductions year-over-year. As a result overall revenues in the Canadian drilling market continued to grow and increased by 28.7% to $364.3 million in 2006.

The acquisition of Mastco in the first quarter of 2006 facilitated the expansion of the Trust's Canadian drilling fleet from 54 rigs at the end of 2005 to 60 rigs at the end of 2006. The expansion of the rig fleet and increases in day rates contributed to overall growth in revenue throughout the period. The acquisition of Summit Energy Services in the third quarter of 2005 continues to provide additional depth in the well servicing sector increasing overall revenue and utilization levels throughout the period. Finally, the increased involvement of the surface and coring operations in the oil sands projects throughout 2006 generated revenue growth.

Operating expenses in the Trust's Canadian drilling operations increased by $32.0 million, from $164.7 million in 2005 to $196.7 million in 2006. Consolidated gross margin percentages also increased from 41.8% to 46.0% as increased depth capacity of the Trust's fleet throughout 2006 produced increased work at higher margins. Furthermore the execution of long-term contracts has allowed for increased growth in margin levels. Throughout 2005 several of the Trust's well servicing rigs were relocated from Lloydminster where they were predominately focused on maintenance and workover services to Grande Prairie where they focused on higher margin completions work. This relocation allowed the Trust to benefit from higher margin work throughout 2006 positively impacting margins throughout the period. Finally, the surface casing and coring division's involvement in oil sands projects generated more revenue at higher margins in 2006.

United States Drilling Operations

For the years ended December 31,

(thousands)	**2006**	2005	% Change
Revenue	**166,498**	5,394	2,986.7
Operating expense	**77,676**	3,216	2,315.3
Gross margin	**88,822**	2,178	3,978.1
Gross margin percentage	**53.3%**	40.4%	
Operating days – drilling	**7,046**	272	2,490.4
Rate per drilling day (CDN $)	**23,724**	22,782	4.1
Utilization rate – drilling	**84%**	85%	(1.2)
Number of drilling rigs	**31**	17	82.4

Growth of the US drilling operations throughout the 2006 fiscal year was instrumental in achieving stability of the Trust's funds flow throughout the year and increasing the capability of the Trust to meet the needs of oil and gas producers on a more comprehensive basis. The strategic decision to expand geographically into a region that is uninterrupted by the seasonal conditions present in the Canadian marketplace resulted in utilization levels in the US marketplace of 84% through the year on an expanded drilling fleet which totaled 31 rigs at year-end. In 2005 the Trust announced its intent to construct a total of 29 drilling rigs, of which 17 were to be deployed into the US market and backed by long-term take-or-pay contracts. By the end of the 2006 fiscal year, 11 of these rigs had been put into operations expanding the drilling capacity and significantly increasing revenues throughout the period. Furthermore, the acquisition of Cheyenne Drilling at the end of 2005 provided the Trust with 10 days of revenue on a fleet of 16 rigs. The Trust reaped the benefits of having this fully functional drilling fleet operating throughout the entire year in 2006 and expanded the fleet by an additional four rigs, two of which were under construction and two that required refurbishment at the time of acquisition. The combined impact of these two factors resulted in tremendous growth in revenue to $166.5 million in 2006 from $5.4 million in 2005.

Operating expenses grew as a result of the overall growth in revenue throughout the period from $3.2 million in 2005 to $77.7 million in 2006. Furthermore, the US operations increased gross margin by 31.9% from 40.4% in 2005 to 53.3% in 2006. As the 2005 fiscal year was predominately a year of growth and construction in the US marketplace the resulting increases in margins throughout 2006 are due to improved operational efficiency and expanding knowledge in the US and are more indicative of the future outlook in this market. In addition, the execution of the rig build program, which is backed by long-term take-or-pay contracts, promoted stability in utilization rates and revenues throughout the year.

Construction Operations

For the years ended December 31,

(thousands)	**2006**	2005	% Change
Revenue	**111,128**	-	-
Operating expense	**97,979**	-	-
Gross margin	**13,149**	-	-
Gross margin percentage	**11.8%**	-	

The acquisition of Mastco was an instrumental factor in the deployment of six rigs since March 2006 and placed the Trust in a favourable position to deploy the remaining four Canadian rigs committed under the current rig construction program. Throughout 2006 Mastco concentrated its operations on the completion of Trinidad's rig construction program and completed much of the recertification work required on the Trust's current fleet. As a result, Mastco recognized inter-segment revenue and costs of $62.0 million with the Canadian and US drilling operations. Additionally, revenues of $49.1 million were generated on sales to external customers completed throughout the year. Costs of $35.9 million on these sales generated a gross margin of 26.9% throughout the period.

GENERAL AND ADMINISTRATIVE EXPENSE

For the years ended December 31,

(thousands)	**2006**	2005	% Change
General and administrative expenses	**51,627**	26,183	97.2
% of revenue	**8.9%**	9.1%	

General and administrative expenses increased to $51.6 million from $26.2 million as a result of the Trust's growth over the past year. Increases in the general and administrative expenses resulted from Trinidad's growth and expansion into the US marketplace and the diversification of its Canadian operations. However, despite these overall increases, the Trust continues to focus on maintaining conservative expenditure levels to ensure accretive growth for unitholders by creating internal efficiencies, centralizing certain required functions and integrating its management team. This focus has enabled overall reductions in general and administrative expenses as a percentage of revenue from 9.1% in 2005 to 8.9% in 2006.

INTEREST

For the years ended December 31,

(thousands)	**2006**	2005	% Change
Interest	**20,724**	5,600	270.1

In April 2006 the Trust closed a new debt agreement which increased the principal available from $250.0 million to a debt facility with total Canadian dollar equivalent capacity of approximately $495.7 million. This new debt facility encompasses both US and Canadian term and revolving facilities which bear interest at the LIBOR and BA rates, respectively, plus a spread. Upon closure of the new debt facility the entire $125.0 million (USD) balance was drawn on the US term loan and $175.0 million on the Canadian term and revolving facilities increasing the overall debt levels of the Trust. This new debt facility was used throughout the year to fund the execution of the Trust's commitment to construct an additional 29 drilling rigs, of which 15 were released in the current year and four were released in 2005. Additionally, the Trust funded approximately $93.2 million of the capital requirements on the remaining 10 rigs expected to be released in the first and second quarter of 2007 and $33.8 million on the additional five rigs announced in January 2007. The increased debt levels of the Trust from $105.5 million at the end of 2005 to $391.5 million at the end of 2006 resulted in higher interest expense throughout the year. Excess cash throughout the period, which was not utilized to fund capital expenditures, was invested in short term investments which generated interest income of approximately $1.9 million during the year.

Furthermore, throughout 2005 the Trust paid interest at a fixed borrowing rate. With the inception of the new debt facility Trinidad is obligated to pay interest at a floating BA or LIBOR rate for both the Canadian and US facilities, respectively. This increased the Trust's overall exposure to fluctuations in the floating rate. In order to mitigate this risk Trinidad entered into an interest rate swap at the beginning of the third quarter on 50% of the outstanding Canadian and US term facilities. As a result changes in the structure of the debt facilities impacted the overall interest expense incurred throughout the period.

UNIT BASED COMPENSATION

For the years ended December 31,

(thousands)	2006	2005	% Change
Unit based compensation	**7,105**	3,203	121.8

The Trust has established a Trust Unit Incentive Plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust and uses the fair value method to calculate compensation expense associated with rights granted under the Plan. This compensation expense is recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. As a result of applying the fair value method, unit based compensation increased from $3.2 million in 2005 to $7.1 million in 2006, an increase of $3.9 million. Increases are a result of the continuing growth of the Trust and three additional option grants completed in the year.

FOREIGN EXCHANGE (GAIN) LOSS

For the years ended December 31,

(thousands)	2006	2005	% Change
Foreign exchange (gain) loss	**533**	(87)	712.6

In the third quarter of 2005, the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the US operations into Canadian currency for the purposes of financial reporting. The acquisition of Cheyenne Drilling and continued deployment of drilling rigs in the United States has reduced the US reliance on the Canadian operations, resulting in the US operations being considered a self-sustaining operation effective January 1, 2006. Therefore, upon consolidation of the US operations, gains and losses due to fluctuations in the foreign currency exchange rates are deferred on the balance sheet as a component of equity; however, gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the year ended 2006, the Trust recognized a loss of $0.5 million in comparison with a gain of $0.1 million in 2005 which was attributable to fluctuations in the Canadian and US currency rates. The Trust has mitigated its overall exposure to currency fluctuations through the increased financial independence of the US operations as a result of the US debt facility which was closed in April 2006 and through utilizing funds flows generated from the US market to fund the ongoing operations.

DEPRECIATION AND AMORTIZATION

For the years ended December 31,

(thousands)	2006	2005	% Change
Depreciation	**50,983**	27,939	82.5
Amortization	**1,218**	284	328.9
(Gain) loss on sale of assets	**(1,879)**	263	814.4

Depreciation increased 82.5% on year-to-date basis from $27.9 million in 2005 to $51.0 million in 2006. Changes in the composition of Trinidad's asset base through acquisitions and the current rig construction program have resulted in the addition of drilling rigs with increased drilling depth, increasing the capital cost of the Trust's asset base. This increased the per day depreciation rates by $381 per drilling day to $2,604 in 2006 from $2,223 in 2005. Increased rates per drilling day and increases in the number of drilling days from 12,570 in 2005 to 19,577 in 2006 produced higher depreciation in the current year. This increase has been offset as a result of management re-assessing the useful life of the drilling and well servicing rigs as of January 1, 2006 and increasing the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value) and its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the actual useful life of the assets.

Amortization expense increased from $0.3 million in 2005 to $1.2 million in 2006 as a result of the Trust closing its new debt agreement. Previously deferred financing costs of $0.8 million at the end of 2005 associated with the old facility were expensed in 2006 and the financing costs related to the new debt facility were capitalized and amortized into income throughout the period.

Throughout the year Trinidad disposed of one of its drilling rigs for proceeds of $5.4 million which resulted in a one time gain of $2.0 million being recognized into earnings. This gain was offset through several smaller dispositions throughout the year netting to a gain of $1.9 million in 2006.

INCOME TAXES

For the years ended December 31,

(thousands)	**2006**	2005	% Change
Current income tax	**(388)**	1,420	(127.3)
Future income tax	**15,955**	8,183	95.0

In the second quarter the Canadian government passed the 2006 Federal Budget which enacted several tax reductions for corporations, specifically a reduction in general corporate tax rates from 21.0% to 19.0% phased in from 2008 to 2010, the elimination of the federal large corporation tax effective January 1, 2006 and the elimination of the corporate surtax effective January 1, 2008. Additionally, the Alberta government also substantively enacted a reduction in corporate tax rates from 11.5% to 10.0% effective April 1, 2006. Despite increases in the Trust's capitalization, the recovery position in 2006 resulted from the reversal of previously booked federal large corporation tax as well as realization of the tax reductions that were substantively enacted.

Future income tax expenses increased 95.0% from $8.2 million in 2005 to $16.0 million in 2006. The increase in future income tax expense resulted from higher depreciation rates for tax purposes which increased the taxable temporary difference between the accounting value and the tax value on the Trust's capital assets. This increase was offset by lower future income tax rates as a result of the Federal Budget changes and further reductions to the Trust's taxable income from increases in monthly distributions to unitholders.

On December 21, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, Income Trusts will be taxed on a basis similar to corporations, where distributions made from the Trust to unitholders will be taxed at the Trust level. Under the proposed plan, income distributions will first be taxed at the Trust level at a special rate estimated to be 31.5%, and for taxable Canadian residents distributions will be treated as dividends from a Canadian corporation and will be eligible for the dividend tax credit. The government is proposing a four-year transition period for existing Trusts and as such Trinidad will not be subject to the proposed measures until it's 2011 taxation year. It is not known at this time if or when the proposal will be enacted by Parliament.

We encourage our unitholders to read the full transcript of the government's plan at www.fin.gc.ca/news06/06-061e.html and to consult their personal financial and tax advisors regarding the potential tax consequences. Unitholders may also express their views directly to the Minister of Finance, whose contact information is available at www.fin.gc.ca/admin/contract-e.html.

NET EARNINGS AND FUNDS FLOW

For the years ended December 31,

(thousands)	**2006**	2005	% Change
Net earnings	**123,706**	47,427	160.8
Per unit (diluted)	**1.46**	0.79	84.8
Funds flow from operations	**196,924**	87,299	125.6
Per unit (diluted)	**2.33**	1.45	60.7

Trinidad increased consolidated net earnings by 160.8% from $47.4 million to $123.7 million achieved through the diversification of the Trust's operations in both Canada and the US. Despite lower industry wide utilization levels in Canada, stabilization of net income was obtained through the Trust's expansion into the US market. This provided overall stability to annualized funds flow and net earnings through its growth into a market which is uninterrupted by the seasonal conditions that are present in the Canadian operations. This growth in net income reflects the expansion of Trinidad's fleet through its current rig construction program. The acquisition of Mastco in the first quarter of 2006 placed Trinidad in a favourable position to execute on its rig construction program resulting in the Trust releasing six Canadian rigs throughout the year. The further deployment of US rigs committed under the current rig construction program continues to generate increased revenues. Throughout the period the Trust's ongoing focus on delivering superior performance to its customers has allowed us to exceed industry utilization levels. Trinidad's ability to execute on market opportunities is expanding the Trust's overall operations to ensure greater future stability of net income and funds flow. Higher operating margins and conservative general and administrative expenditures also contributed to net earnings, offset by increased interest and depreciation expense that were triggered through the growth of the Trust's operations.

Funds flow from operations before change in non-cash working capital for the year increased from $87.3 million ($1.45 per unit (diluted)) in 2005 to $196.9 million ($2.33 per unit (diluted)) in 2006 as a result of significant growth in revenues and increases in gross margin throughout the period. The Trust continues to follow an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base which contributed to the overall growth in funds flow throughout the period.

FOURTH QUARTER ANALYSIS

	2006				2005				2004
(millions except per unit data)	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4
Financial Highlights									
Revenue	**161.9**	**150.6**	**104.5**	**162.9**	106.4	75.3	32.5	74.1	58.8
Gross margin (1)	**74.9**	**66.9**	**43.1**	**84.7**	46.4	31.8	7.8	34.5	26.8
Net earnings (loss)	**31.3**	**31.6**	**20.8**	**40.0**	19.4	13.8	(1.8)	16.0	15.1
Depreciation and amortization	**15.4**	**14.0**	**9.7**	**13.1**	9.3	8.0	3.4	7.5	5.5
(Gain) loss on assets	**0.1**	**(2.0)**	**-**	**-**	0.2	0.1	-	-	0.5
Unit based compensation	**1.8**	**0.7**	**0.8**	**3.8**	0.6	0.5	2.0	0.1	(4.8)
Future income tax expense (recovery)	**6.2**	**4.6**	**(8.7)**	**13.9**	5.5	1.7	(4.0)	5.0	3.5
Unrealized foreign exchange loss (gain)	**(0.1)**	**-**	**0.2**	**(0.2)**	-	-	-	-	-
Other	**-**	**0.1**	**(0.3)**	**0.1**	-	-	-	-	-
Funds flow before change in non-cash working capital (1)	**54.7**	**49.0**	**22.5**	**70.7**	35.0	24.1	(0.4)	28.6	19.8
Earnings (loss) per unit (diluted)	**0.37**	**0.38**	**0.24**	**0.48**	0.29	0.21	(0.03)	0.31	0.33
Funds flow before change in non-cash working capital per unit (diluted) (1)	**0.65**	**0.57**	**0.26**	**0.84**	0.51	0.37	(0.01)	0.56	0.43

Operating Highlights	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
Operating days – drilling									
Canada	**3,163**	**3,358**	**1,826**	**4,184**	3,795	3,48[illegible]	1,472	3,544	3,011
United States	**2,105**	**1,891**	**1,603**	**1,447**	235	3[illegible]	-	-	[illegible]
Rate per drilling day (CDN $)									
Canada	**26,328**	**23,083**	**23,927**	**23,579**	23,280	19,19[illegible]	19,448	20,121	18,942
United States	**24,621**	**24,042**	**24,089**	**21,596**	19,245	20,12[illegible]	-	-	-
Utilization rate – drilling									
Canada	**61%**	**64%**	**36%**	**86%**	78%	73%	31%	76%	76%
United States	**85%**	**85%**	**82%**	**85%**	83%	100%	-	-	-
CAODC industry average	**47%**	**57%**	**34%**	**81%**	71%	63%	32%	71%	62%
Number of drilling rigs									
Canada	**60**	**59**	**57**	**56**	54	52	52	52	51
United States	**31**	**26**	**22**	**21**	17	1	-	-	-
Utilization for service rigs	**64%**	**68%**	**31%**	**85%**	67%	61%	41%	69%	61%
Number of service rigs	**18**	**18**	**17**	**17**	16	16	9	9	8
Number of coring and surface casing rigs	**17**	**17**	**17**	**17**	17	18	18	-	-

(1) Readers are cautioned that gross margin and funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust does compute gross margin and funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period. Funds flow before change in non-cash working capital has replaced the term cash flow before change in non-cash working capital as shown in previous filings.

Throughout the fourth quarter of 2006, reduction in activity levels seen earlier in the year throughout the drilling industry continued to be present as the overall market softened due to declines in commodity prices from the comparable quarter in 2005. This resulted in a reduction in utilization rates across the industry from 71% in the fourth quarter of 2005 to 47% in 2006. Throughout this period of interim instability Trinidad continued to exceed industry utilization by 29.8% despite slight decreases from the third quarter 2006. A continued focus on long-term contracts and the deeper drilling market shielded the Trust from some of the market turbulence throughout this period. Additionally, in the Canadian drilling market, two of the rigs that were completed at the end of the prior quarter were put into operation and the completion of one more rig increased overall revenue quarter-over-quarter. The US drilling operations continued to provide increased stability to revenues and funds flow throughout the fourth quarter, maintaining utilization rates of 85% at drilling rates of $24,621 per day. As the US operations are not subject to the seasonal conditions and have less susceptibility to the fluctuations in the Canadian market, this has been a significant factor in the growth of revenue and funds flow throughout the year. These factors resulted in increased revenue of $11.3 million from $150.6 million in the third quarter to $161.9 million in the fourth quarter of 2006; and increased revenue on a quarter-over-quarter basis from $106.4 million in 2005 to $161.9 million in 2006.

Consolidated gross margin increased for the fourth quarter of 2006 to $74.9 million from $46.4 million in 2005 and gross margin percentages increased to 46.3% from 43.6% in 2005, an increase of 6.2%. The increased contribution of the US operations, which currently generates higher margins than the Canadian market, resulted in the increases quarter-over-quarter.

Net earnings in the fourth quarter of 2006 increased by 61.3% from $19.4 million in 2005 to $31.3 million due to the significant growth of the Trust's operations and increases in revenue and gross margins as operations have been expanded. This increase was offset by increases in depreciation and amortization of 65.6% from $9.3 million in the fourth quarter of 2005 to $15.4 million in 2006 and increase in general and administrative expenses of $4.4 million to $13.8 million in 2006. Interest expense for the quarter also increased to $7.0 million in 2006 from $1.6 million in 2005 as a result of advances which were made on the debt facility throughout the quarter as Trinidad executed on its build commitment.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31,

(thousands)	2006	2005	2004
Working capital	**58,246**	45,289	11,884
Bank overdraft	**-**	-	1,988
Operating line of credit	**-**	-	8,000
Current portion of long-term debt	**3,232**	9,494	6,482
Long-term debt	**388,276**	95,956	60,909
Total debt	**391,508**	105,450	77,379
Total debt as a percentage of assets	**31.4%**	12.7%	20.8%
Net debt (1)	**330,030**	50,667	49,025
Net debt as a percentage of assets (1)	**26.5%**	6.1%	13.2%
Total assets	**1,245,633**	833,316	372,454
Total long-term liabilities	**434,065**	125,344	79,001
Total long-term liabilities as a percentage of assets	**34.8%**	15.0%	21.2%
Unitholders' equity	**698,092**	641,430	255,055
Total debt to unitholders' equity	**56.1%**	16.4%	30.3%
Net debt to unitholders' equity (1)	**47.3%**	7.9%	19.2%

(1) Readers are cautioned that net debt does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute net debt on a consistent basis for each reporting period. Net debt refers to the Trust's long-term debt less it's working capital position and is indicative of the Trust's overall indebtedness.

Effective April 18, 2006, the Trust closed a new syndicated loan agreement in both Canada and the US that increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver, a $100.0 million Canadian five-year term facility and a $125.0 million US five-year term facility, representing a total debt facility of approximately $495.7 million. On closing, the Trust drew down on both the $125.0 million US term facility and $175.0 million of the Canadian term and revolving facilities. The debt drawn on the new agreement was used to repay amounts previously drawn under the prior debt facility and the remainder was retained for the execution of the Trust's rig construction program. As a result of the draw down on the new debt facility and the further execution of our rig construction program total debt increased by $286.1 million from the prior year of which approximately $54.0 million was drawn in the fourth quarter of 2006. These advances, along with funds flow from operations, have been used to fund capital additions of $111.3 million throughout the quarter and $357.9 million year-to-date. Expected costs to complete the current rig construction program are estimated to be $44.8 million and will be funded through total cash available under the debt facilities of approximately $104.2 million, cash on hand and funds flow from operations.

Effective June 2005 Trinidad closed an equity issuance to fund the capital requirements on the rig construction program for net proceeds of $118.6 million. The proceeds from this issuance were used to repay debt facilities that were previously drawn, reducing the overall debt levels of the Trust. Throughout 2005, as the Trust executed its rig construction program, advances were made on the debt facility to fund the capital requirements of the rig construction program of which only $82.5 million of the $401.0 million total costs of construction were paid, resulting in abnormally low debt levels at the end of 2005. In 2006, as Trinidad executed on the rig build program, advances on the debt facility increased both total debt as a percentage of assets and net debt as a percentage of assets. Despite the total growth in debt from $105.5 million to $391.5 million debt as a percentage of assets only increased from 12.7% to 31.4%. Internally generated funds flow resulting from the deployment of additional rigs throughout 2006 in both Canada and the US has been utilized to further advance the rig construction program. As the Trust continues to deploy additional rigs throughout the early part of 2007, the additional funds generated will

be utilized to complete both the remaining obligations under the current rig construction program as well as complete the additional five rigs announced in January 2007.

Working capital increased by $13.0 million throughout the year from $45.3 million to $58.2 million. This increase is primarily a result of increases in accounts receivable of $55.2 million from the prior year, offset by an increase in accounts payable and accrued trust unit distributions of $41.6 million due to the expansion of the Trust's activities. Additionally with the acquisition of Mastco, working capital was increased through the inventory levels being maintained on the Trust's construction operations of $7.5 million. Despite reductions in market activity the Trust continues to exceed industry utilization and is in a favourable working capital position moving into 2007.

Unitholders' equity increased as a result of the 1.5 million trust units ($24.7 million) that were issued to the former shareholders of Mastco and net earnings, net of distributions paid, of $19.0 million. Additionally proceeds on options and rights exercised throughout the period of $8.3 million increased overall unitholders' equity throughout the period. Effective September 14, 2006, Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a Normal Course Issuer Bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the year the Trust repurchased 66,500 units at a cost of $0.9 million which were cancelled in the year. Purchases under the NCIB are at the discretion of management and will be made with internal funds flow generated throughout the year.

The Trust has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

(thousands)	
2007	**3,024**
2008	**2,774**
2009	**2,412**
2010	**2,052**
2011	**7,154**

In 2005 and early 2006, Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the US. This construction program has enabled the Trust to actively pursue growth opportunities in both markets and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $401.0 million, of which approximately $356.2 million has been paid as at December 31, 2006. Four of these rigs were completed and deployed in 2005 and an additional 15 throughout 2006 with the remainder scheduled to be delivered in the first and second quarter of 2007. The rig construction program continues to be a major focus of the Trust and the acquisition of Mastco at the end of the first quarter of 2006 positioned Trinidad favorably to execute on its rig construction program and increased Trinidad's influence over the ability to meet delivery schedules.

On January 26, 2007, Trinidad announced the construction of an additional five new customer backed rigs to the rig construction program. All five rigs will be operating in the US, each backed by take-or-pay contracts, providing committed drilling days and drilling rates over the next three years. Total capital costs of construction are estimated to be $80.0 million which is being funding through Trinidad's recently expanded credit facility and internal cash flow. Approximately $33.8 million has been paid as at February 20, 2007.

UNITHOLDERS' CAPITAL **For the years ended December 31,** ***(thousands)***	**2006**	2005
Unitholders' capital	**669,584**	621,972
Exchangeable shares	**5,777**	19,602

Unitholders' capital increased from the 2005 year-end by $47.6 million, with the issuance of an additional 4.1 million trust units. This increase resulted from the conversion of 347,100 Initial Series exchangeable shares ($2.7 million) to 403,332 trust units, 1,048,817 Series C exchangeable shares ($11.1 million) to 1,102,298 trust units and the conversion of 1,138,287 options and rights ($8.3 million) into trust units. Furthermore, the expansion of the Trust's operations through the acquisition of Mastco also increased unitholders' capital through the issuance of 1.5 million trust units ($24.7 million). This acquisition has improved the Trust's operational flexibility by enhancing its ability to deliver on its current rig construction program, complete future rig recertifications and execute on ongoing maintenance programs. Under the Trust's Normal Course Issuer Bid program, the Trust purchased and cancelled 66,500 units at a cost of $0.9 million for the year ended December 31, 2006. The excess of the purchase price over the carrying amount of the units purchased of $0.4 million is recorded as reduction of accumulated earnings. Unitholders' capital on February 20, 2007 was $670.7 million (83,092,336 units).

DISTRIBUTIONS ***(thousands except unit and per unit data – Unaudited)***	**Three months ended December 31,**		**Twelve months ended December 31,**			
	2006	2005	**2006**		2005	
Cash flow from operating activities	**32,584**	18,476	**152,478**		54,219	
Net change in non-cash operating working capital	**22,116**	16,485	**44,446**		33,080	
Funds flow before change in non-cash working capital	**54,700**	34,961	**196,924**	**100%**	87,299	100%
Distributions paid & declared	**(28,629)**	(17,216)	**(105,475)**	**54%**	(51,905)	59%
Funds retained for growth, debt reduction & future distribution	**26,071**	17,745	**91,449**	**46%**	35,394	41%
Funds flow before change in non-cash working capital per unit (basic (1))	**0.65**	0.53	**2.37**		1.48	
Distributions paid & declared per unit	**(0.34)**	(0.26)	**(1.27)**		(0.88)	
Funds retained per unit	**0.31**	0.27	**1.10**		0.60	
Quarter ending annualized distribution per unit	**1.38**	1.02				

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the year, Trinidad distributed $105.5 million, an increase of $53.6 million or 103.2%, from the comparative quarter in the prior year. The Trust's focused strategy of identifying accretive acquisitions while sustaining the distributable funds flow from its current operations continues to provide opportunities for increased distributions to unitholders. This strategy has allowed the Trust to increase its annualized distribution levels twice throughout 2006 from $1.02 per unit at the beginning of the year to $1.38 per unit as at December 31, 2006. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $9.1 million for the year ended December 31, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.4 million in depreciation expense for its well servicing rigs for the year ended December 31, 2006.

The acquisition of Mastco in the second quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of five to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

NEW ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Derivative financial instruments

The Trust has entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

DISCLOSURE CONTROLS & PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by the Trust is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure.

Trinidad Energy Services Income Trust has evaluated the effectiveness of the design and operation of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on the evaluation, the Trust has concluded that the disclosure controls and procedures and the design of internal controls over financial reporting, as defined under Multilateral instrument 52-109, Certification of Disclosures in Annual and Interim Filings were effective as of the end of the period covered by this report.

The business process controls of Mastco have not been assessed at the process level as at December 31, 2006. In light of the short time period between the date of acquisition and the reporting date, a complete assessment over the design of internal controls was not feasible and as a result have relied on management review to assess the accuracy of the financial statements at each reporting date. Management is in the process of evaluating the design effectiveness of the process level controls at Mastco There have been no changes in the Trust's internal controls over financial reporting during the year ended December 31, 2006 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

OUTLOOK

Trinidad will continue to develop its key competitive strengths: deeper drilling focus, modern rig fleet, and investment in both technology and personnel. With these initiatives effective throughout 2006 and 2007, Trinidad is favourably positioned to address the recent adjustment in customer drilling programs, as the primary decline has been focused on shallow gas drilling. Approximately 80% of Trinidad's drilling rigs, including the current rig construction program, are tailored to the medium and deeper drilling market with depths in excess of 2,000 metres. The focus on longer term contracts at fixed day rates and utilization levels has stabilized operational performance throughout the period. The current fleet will allow the Trust to effectively capitalize on the busy first quarter of 2007 and continue to deliver strong utilization performance. The US market has delivered exceptional results for 2006 and this is expected to remain stable as the US drilling industry is not affected by seasonal conditions and has been less impacted by the recent fluctuation in commodity prices. As the US operations become an even stronger force in 2007, the benefits to the stability and growth of the Trust's overall funds flow will surpass that of 2006, allowing the Trust to further optimize unitholders' return in the coming year.

With the acquisition of Mastco, Trinidad has diversified its operations by integrating its current rig fleet with the expertise of a company that designs, manufactures, sells and refurbishes drilling rigs and related equipment. This provides Trinidad with increased flexibility over the current rig construction program and enhances the overall ability of the Trust to control the development of new rig designs and investment in technology. These benefits will allow Trinidad to complete one of the larger build programs undertaken in the Canadian drilling industry by the second quarter of 2007.

We are focused on continuing to add to our distribution capabilities by accretively growing our business and continuing to be the market leader. All future capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth-oriented oil and natural gas services provider based in Calgary, Alberta. Focusing on deeper drilling, modern rig fleets, in-house design and technology-based advancement, Trinidad has positioned itself as a premium service provider. Trinidad's growth is driven by chasing and capturing new horizons – advancing technologies, offering new services, entering new markets and performing strategic acquisitions. With the completion of the current rig construction programs, the Trust will have 106 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 18 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403-265-6525 Fax: 403-265-4168
E-mail: twood@trinidaddrilling.com

CONSOLIDATED BALANCE SHEETS
As at December 31,
(thousands)

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	9,413	11,749
Accounts receivable	151,990	96,764
Inventory	7,451	-
Prepaid expenses	2,868	2,092
Future income taxes (note 6)	-	1,226
	171,722	111,831
Deposit on capital assets	42,172	73,859
Capital assets (note 4)	903,111	567,387
Goodwill	123,483	79,429
Other long-term assets	5,145	810
	1,245,633	833,316
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	88,083	49,275
Accrued trust distributions	9,543	6,707
Current portion of deferred revenue	9,090	1,066
Current portion of long-term debt (note 5)	3,232	9,494
Future income taxes (note 6)	3,528	-
	113,476	66,542
Deferred revenue	7,070	388
Long-term debt (note 5)	388,276	95,956
Future income taxes (note 6)	38,719	29,000
	547,541	191,886
Unitholders' equity		
Unitholders' capital (note 7)	669,584	621,972
Exchangeable shares (note 8)	5,777	19,602
Contributed surplus (note 7)	11,722	5,949
Cumulative translation adjustment	(750)	-
Accumulated trust distributions	(189,984)	(84,509)
Accumulated earnings	201,743	78,416
	698,092	641,430
	1,245,633	833,316

(See Notes to the Consolidated Financial Statements)

Commitments (note 11)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the years ended December 31,

(thousands except unit and per unit data)

	2006	2005
Revenue		
Oilfield services	577,199	287,612
Other	2,656	720
	579,855	288,332
Expenses		
Operating	310,271	167,917
General and administrative	51,627	26,183
Interest	20,724	5,600
Unit based compensation	7,105	3,203
Foreign exchange (gain) loss	533	(87)
Depreciation and amortization	52,201	28,223
(Gain) loss on sale of assets	(1,879)	263
	440,582	231,302
Earnings before income taxes	139,273	57,030
Income taxes (note 6)		
Current tax expense (recovery)	(388)	1,420
Future tax expense	15,955	8,183
	15,567	9,603
Net earnings	123,706	47,427
Charges for normal course issuer bid (note 7)	(379)	-
Accumulated earnings - beginning of year	78,416	30,989
Accumulated earnings - end of year	201,743	78,416
Earnings per unit		
Basic	1.49	0.81
Diluted	1.46	0.79
Weighted average number of trust units		
Basic	83,078,833	58,850,122
Diluted	84,644,439	60,134,317

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(thousands)

	2006	2005
Cash provided by (used in)		
Operating activities		
Net earnings for the year	123,706	47,427
Items not affecting cash		
Depreciation and amortization	52,201	28,223
(Gain) loss on assets	(1,879)	263
Unit based compensation	7,105	3,203
Future income tax expense	15,955	8,183
Unrealized foreign exchange loss (gain)	(164)	-
Funds flow from operations before change in non-cash working capital	196,924	87,299
Net change in non-cash operating working capital	(44,446)	(33,080)
	152,478	54,219
Investing activities		
(Increase) decrease in deposits on capital assets	30,292	(46,480)
Acquisition of Titan Surface Casing (note 3(a))	-	(11,300)
Acquisition of Summit Energy Services (note 3(b))	-	(18,040)
Acquisition of Cheyenne Drilling (note 3(c))	-	(176,287)
Acquisition of Mastco Derrick Services (note 3(d))	(15,804)	-
Purchase of capital assets	(371,303)	(98,231)
Proceeds from dispositions	6,752	1,566
Change in non-cash working capital – accounts payable and accrued liabilities	12,166	16,061
	(337,897)	(332,711)
Financing activities		
Decrease in bank overdraft	-	(1,988)
Decrease in line of credit	-	(8,000)
Increase in long-term debt	285,066	38,059
Increase in deferred revenue	195	-
Net proceeds from unit issues (note 7)	8,272	310,499
Purchased units (note 7)	(916)	-
Debt financing costs	(5,258)	(377)
Trust unit distribution	(105,475)	(51,905)
Change in non-cash working capital item – accrued distributions	2,836	3,953
	184,720	290,241
Cash flow from operating, investing, and financing activities	(699)	11,749
Effect of translation on foreign currency cash	(1,637)	-
Increase (decrease) in cash for the year	(2,336)	11,749
Cash - beginning of year	11,749	-
Cash - end of year	9,413	11,749
Interest paid	17,317	5,494
Taxes paid	1,207	866

(See Notes to the Consolidated Financial Statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE TRUST

Organization

Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Acquisition Corp., a wholly-owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one-to-one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. ACCOUNTING POLICIES AND ESTIMATES

These consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles. The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned at December 31, 2006. Any reference to the Trust throughout these consolidated financial statements refers to the Trust and its subsidiaries. All intercompany transactions have been eliminated.

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Revenue recognition

Revenue from contract drilling services are recognized based upon purchase orders or contracts with customers that specify fixed prices calculated on a daily or hourly base. Customer contracts do not include a provision for post-service delivery obligations. Revenue is recognized when services are performed and only when collectability is reasonably assured.

Construction operations recognize revenue on a percentage of completion basis and only when collectability is reasonably assured. Losses are provided for in full when first determined.

Deposits received on future contracts are recorded as deferred revenue and recognized as services are performed.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term investments with maturities of three months or less.

Inventory

Inventory consists of parts, materials and labour related to the construction, recertification and refurbishment of rigs and rig related equipment. Inventory is valued at the lower of cost (principally on the specific identification method) or net realizable value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Major renewals and improvements, which extend the future life of the asset, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations. Any deposits or advances on the Trust's build programs are held as deposits on capital assets and any costs incurred internally on the construction of rig and rig related equipment are recorded as assets under construction. These costs will be held as deposit on capital assets or assets under construction until the related asset is ready for use at which time it will be capitalized.

Depreciation is based on the estimated useful lives of the assets and is as follows:

Drilling rigs and related equipment	4,200 drill days	Unit-of-production (10% salvage value)
Drilling pipe and collars	1,300 drill days	Unit-of-production
Well servicing rigs	24,000 hours	Unit-of-production (20% salvage value)
Construction equipment	5 to 20 years	Straight-line
Buildings	25 years	Straight-line
Office furniture and other equipment	5 years	Straight-line
Automotive equipment	4 years	Straight-line (10% salvage value)

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $9.1 million for the year ended December 31, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years straight-line basis (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.4 million in depreciation expense for its well servicing rigs for the year ended December 31, 2006.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

Deferred finance costs

Costs associated with obtaining financing are deferred and amortized on a straight line basis over five years. The amortization is included in depreciation and amortization expense.

Income tax

The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on the income that is not distributed or distributable to unitholders (note 6).

Unit based compensation

The Trust has established a Trust Unit Incentive Plan ("the Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is deferred and recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Trust uses the fair value method using the Black-Scholes model to calculate compensation expense.

Exchangeable shares

Exchangeable shares which were issued by a subsidiary of the Trust are convertible into trust units based on an exchange ratio, which is adjusted monthly to reflect the distributions paid on the Trust units. These exchangeable shares are not transferable to third parties and can only be disposed of by exchanging them for trust units. As a result the exchangeable shares have been classified as part of unitholders' equity.

Financial instruments

The Trust's financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue and long-term debt. The fair value of these financial assets and liabilities approximate their carrying value, unless otherwise noted. It is management's opinion that the Trust is not exposed to significant interest or credit risks other than such risk relating to non-hedged floating rate debt.

Derivative financial instruments

The Trust utilizes derivative financial instruments to manage economic exposure to market risks relating to fluctuations in interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

Earnings per unit

Earnings per unit is calculated using the weighted-average number of units and exchangeable shares outstanding during the year. Diluted calculations have been completed using the treasury method.

3. ACQUISITIONS

(a) Acquisition of shares of Titan Surface Casing Ltd.

On April 29, 2005 Trinidad Drilling, a subsidiary of the Trust, purchased all of the outstanding shares of Titan Surface Casing Ltd. ("Titan"), effective April 1, 2005, for consideration of $33.0 million. The acquisition was funded through the issuance of 1,961,132 exchangeable shares with a value of $20.8 million, the issuance of 85,960 trust units with a value of $0.9 million and cash of $3.4 million. As part of the Titan acquisition, at the time of closing, Trinidad was obligated to repay the $3.8 million of long-term debt and $4.1 million of shareholder loans.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares are a new series of exchangeable shares which are not publicly traded and have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to five years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2005
Purchase price allocated as follows:	
Working capital, net	13
Other assets	60
Goodwill	21,985
Capital assets	12,450
Future income taxes	(1,496)
	33,012
Financed as follows:	
Trust units	911
Exchangeable shares	20,788
Cash, net of working capital	11,300
	32,999
Plus: working capital	13
	33,012

Goodwill from this acquisition is not tax deductible.

(b) Acquisition of assets of Summit Energy Services Inc.

On September 30, 2005 Trinidad Well Servicing, a subsidiary of the Trust, purchased substantially all of the well servicing assets of Summit Energy Services Inc. for consideration of $18.0 million. The acquisition was funded through internal funds flow.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2005
Capital assets	12,716
Goodwill	5,324
	18,040
Financed as follows:	
Internal funds flow	18,040

The total amount of goodwill arising from this acquisition that is tax deductible is $4.0 million.

(c) Acquisition of assets of Cheyenne Drilling LP

On December 20, 2005 Trinidad Drilling LP, a subsidiary of the Trust, purchased substantially all of the assets of Cheyenne Drilling LP ("Cheyenne") for consideration of $231.4 million. The acquisition was funded through $175.9 million in cash proceeds raised through the issuance of 10,666,667 trust units for gross proceeds of $189.9 million and the issuance of 3,696,786 trust units at a price of $15.00 to the shareholders of Cheyenne.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2005
Capital assets	189,425
Goodwill	42,314
	231,739
Financed as follows:	
New equity raised net of issue costs	176,287
New equity issued to shareholders of Cheyenne	55,452
	231,739

The total amount of goodwill arising from this acquisition that is tax deductible is $42.3 million.

(d) Amalgamation of Mastco Derrick Services Ltd.

Effective March 16, 2006, the Trust amalgamated one of its wholly-owned subsidiaries with Mastco Derrick Services Ltd. ("Mastco") for consideration of $62.4 million less outstanding debts adjusted for net working capital. Mastco's purchase price is subject to a working capital adjustment which has not been finalized to date. The acquisition was funded through internal funds flow of $15.8 million and the issuance of 1,494,557 trust units with a value of $24.7 million.

The consideration paid for this acquisition has been preliminarily allocated under the purchase method as follows:

(thousands)	2006
Purchase price allocated as follows:	
Working capital, net	(21,808)
Other assets	329
Goodwill	42,837
Capital assets	17,148
Future income taxes	2,018
	40,524
Financed as follows:	
Trust units	24,720
Cash, net of working capital adjustment	15,804
	40,524

Goodwill from this acquisition is not tax deductible.

4. **CAPITAL ASSETS**

As at December 31, *(thousands)*	**Cost**	**2006 Accumulated Amortization**	**Net Book Value**
Rigs and rig related equipment	**860,144**	**96,674**	**763,470**
Automotive equipment and other equipment	**15,288**	**4,592**	**10,696**
Construction equipment	**615**	**52**	**563**
Building	**23,234**	**938**	**22,296**
Land	**12,346**	**-**	**12,346**
Assets under construction	**93,740**	**-**	**93,740**
	1,005,367	**102,256**	**903,111**

As at December 31, *(thousands)*	Cost	2005 Accumulated Amortization	Net Book Value
Rigs and rig related equipment	593,758	50,055	543,703
Automotive equipment and other equipment	8,064	2,041	6,023
Construction equipment	-	-	-
Building	11,156	133	11,023
Land	6,638	-	6,638
Assets under construction	-	-	-
	619,616	52,229	567,387

5. **LONG-TERM DEBT**

As at December 31, *(thousands)*	**2006**	2005
Credit facilities (a)	**382,037**	95,080
Building loans (b)	**8,752**	9,100
Vehicle loans (c)	**719**	1,270
	391,508	105,450
Less: current portion of long-term debt	**(3,232)**	(9,494)
	388,276	95,956

a) Effective April 18, 2006, the Trust closed a new syndicated loan facility to increase the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver and a $100.0 million Canadian five-year term facility. The Canadian revolving facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and the Trust. To the extent that the facility is not renewed the drawn down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three month BA rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

A US subsidiary of the Trust closed a $125.0 million US dollar five-year term facility to fund the current US operations. This facility requires monthly interest payments based on a spread over the one, two or three month LIBOR rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

The new facilities represent a combined Canadian dollar equivalent debt capacity of approximately $495.7 million and were structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and International financial institutions. This debt is secured by a general guarantee over the assets of the Trust.

The effective interest rate on this facility was 7.6% for the year-ended.

b) On December 15, 2005, Trinidad entered into a $9.1 million non-revolving credit facility with GE Canada on properties held by the Trust. The facility requires monthly interest payments at a rate of 6.26% per annum, matures June 2011 and is secured by the respective properties.

c) The vehicle loans are payable over various periods from 24 months to 40 months at interest rates varying from 0% to 9%, and are secured by the related assets.

6. INCOME TAXES

For the years ended December 31,

(thousands)	2006	2005
Net income before tax	139,273	57,834
Corporate tax rate	32.98%	34.16%
Tax expense at statutory rate	45,932	19,756
Tax reduction arising from trust income distribution	(26,765)	(12,656)
Non deductible expenses	2,156	1,136
Statutory and other rate differences	(1,656)	-
Effect of change in expected tax rate	(2,912)	(344)
Large corporation tax expense	(388)	1,334
Other	(800)	377
Total tax expense	15,567	9,603

The liability and asset for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

As at December 31,

(thousands)	2006	2005
Loss carry forward	2,057	1,226
Unbilled revenue	(5,585)	-
Future tax liability	(3,528)	1,226
Loss carry forward	18,836	4,768
Capital assets	(57,657)	(33,731)
Financing costs	102	(37)
Future tax liability	(38,719)	(29,000)

Loss carry forwards of $61.8 million have been recognized for income tax purposes of which $55.3 million have been recorded as a non-current future tax asset and are due to expire between 2025 and 2026.

On December 21, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, income trusts will be taxed on a basis similar to corporations, where distributions made from the Trust to unitholders will be taxed at the Trust level. Under the proposed plan, income distributions will first be taxed at the Trust level at a special rate estimated to be 31.5%, and for taxable Canadian residents distributions will be treated as dividends from a Canadian corporation and will be eligible for the dividend tax credit. The government is proposing a four-year transition period for existing trusts and as such Trinidad will not be subject to the proposed measures until its 2011 taxation year. It is not known at this time if or when the proposal will be enacted by Parliament.

7. UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

a) Unitholders' Capital

Authorized
Unlimited number of trust units, voting, participating

For the years ended December 31,

(thousands except unit data)	**2006**		2005	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**78,909,976**	**621,972**	45,898,116	222,815
Trust units issued – for cash, net of issue costs	**-**	**-**	24,590,144	308,522
Trust units issued on acquisitions	**1,494,557**	**24,720**	3,782,746	56,363
Trust units issued on conversion of exchangeable shares	**1,505,630**	**13,825**	4,158,022	31,986
Trust units issued on exercise of options and rights	**1,138,289**	**8,272**	480,948	1,977
Trust units repurchased under normal course issuer bid	**(66,500)**	**(537)**	-	-
Contributed surplus transferred on exercised options and rights	**-**	**1,332**	-	309
Unitholders' capital – ending balance	**82,981,952**	**669,584**	78,909,976	621,972

Effective September 14, 2006 Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the year ended December 31, 2006 the Trust purchased 66,500 units at a cost of $0.9 million. The excess of the purchase price over the carrying amount of the units purchased and cancelled is recorded as a reduction of accumulated earnings.

The per unit trust amounts were calculated on the weighted average number of units outstanding of 83,078,833 (2005 – 58,850,122). In the current year the calculated additional diluted units are 1,565,606 (2005 – 1,284,195) due to the dilutive impact of employee and director rights and options.

b) Contributed surplus

For the years ended December 31,

(thousands)	**2006**	2005
Contributed surplus – opening balance	**5,949**	3,055
Unit based compensation expense	**7,105**	3,203
Contributed surplus transferred on exercise of rights	**(1,332)**	(309)
Contributed surplus – ending balance	**11,722**	5,949

8. EXCHANGEABLE SHARES

A subsidiary of the Trust has issued the following exchangeable shares:

For the years ended December 31, *(thousands except unit data)*	**2006**		2005	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**2,007,883**	**19,602**	3,948,718	30,800
Exchangeable shares issued, Series C – Titan purchase	**-**	**-**	1,961,132	20,788
Exchangeable shares exchanged, Initial Series	**(347,100)**	**(2,707)**	(1,707,162)	(13,316)
Exchangeable shares exchanged, Series B	**-**	**-**	(1,641,026)	(12,800)
Exchangeable shares exchanged, Series C	**(1,048,817)**	**(11,118)**	(553,779)	(5,870)
Exchangeable shares – ending balance	**611,966**	**5,777**	2,007,883	19,602

The exchange ratio for the 253,430 initial series exchangeable shares is 1.23871 and the trust units issuable upon conversion are 313,926. All Series B exchangeable shares were converted in the prior year. The exchange ratio for the 358,536 Series C exchangeable shares is 1.13161 and the trust units issuable upon conversion are 405,722.

9. UNIT OPTION AND RIGHTS PLAN

Unit Option Plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the units on the Toronto Stock Exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following summarizes the unit options that are outstanding under the Unit Option Plan as at December 31, 2006 and 2005 and the changes during these periods:

For the years ended December 31,	**2006**		2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	**19,850**	**2.25**	107,729	1.97
Granted during the period	**-**	**-**	-	-
Exercised during the period	**(19,850)**	**2.25**	(87,879)	1.91
Forfeited during the period	**-**	**-**	-	-
Outstanding – end of period	**-**	**-**	19,850	2.25

All outstanding options at the beginning of the period were exercised during the year; hence there are no unit options outstanding as of December 31, 2006.

For options granted in 2002, the Trust has elected to disclose the pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of the options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes model was approximately $120,000. If the Trust applied the fair value method of accounting for stock based compensation, the estimated fair value of $120,000 would be recognized as additional compensation

expense over the vesting period of the options. The pro forma effect of applying this method of accounting would have no impact for the 2006 fiscal year (2005 - $15,781). There would be no effect on the basic and diluted earnings per trust unit.

Trust Unit Rights Incentive Plan

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The Trust Unit Rights Incentive Plan restricts the number of rights reserved for issuance such that it does not exceed 10% of the trust units outstanding.

Rights granted vest 50% immediately and 25% on the first and second anniversary from the date of grant (unless otherwise determined by the Board of Directors at the time of issuance) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the units on the Toronto Stock Exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights may be adjusted downwards at the option of the rights holder from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following summarizes the unit rights that are outstanding under the Trust Unit Rights Incentive Plan as at December 31, 2006 and 2005 and the changes during these periods:

For the years ended December 31,	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Outstanding – beginning of period	5,746,326	9.64	3,928,738	7.62
Granted during the period	3,890,818	15.13	2,257,724	12.22
Exercised during the period	(1,118,437)	7.36	(393,069)	4.60
Forfeited during the period	(271,868)	13.09	(47,067)	6.34
Outstanding – end of period	8,246,839	12.43	5,746,326	9.64

The range of exercise prices for the unit rights outstanding at December 31, 2006 is as follows:

	Total Rights Outstanding			Exercisable Rights	
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Number	Weighted Average Exercise Price
$2.78 - $4.00	31,250	2.78	1.34	31,250	2.78
$4.01 - $6.00	252,537	5.30	1.86	252,537	5.30
$6.01 - $9.00	889,662	8.36	2.46	889,662	8.36
$9.01 - $12.50	3,358,262	11.23	3.23	2,663,757	10.97
$12.51 - $16.83	3,715,128	15.06	4.41	1,460,505	15.46
$2.78 - $16.83	8,246,839	12.43	3.63	5,297,711	11.47

The Trust uses the Black–Scholes option-pricing model to determine the estimated fair value of the unit rights issued subsequent to January 1, 2003. The per unit weighted average fair value of stock options granted during the year ended December 31, 2006 was $2.15 (2005 - $1.70). For the year ended December 31, 2006 the Trust recognized compensation expense included in the calculation of net earnings of $7.1 million (2005 - $3.2 million) using the following weighted average assumptions:

For the years ended December 31,	2006	2005
Expected volatility	**35.3%**	37.1%
Annual distribution yield	**8.4%**	8.5%
Risk free interest rate	**3.5%**	3.3%
Expected life (years)	**3.3**	3.5

10. FINANCIAL INSTRUMENTS

Effective July 1, 2006, Trinidad entered into two interest rate swap agreements to hedge the floating interest rates on fifty percent of the outstanding balances of the Canadian and US term debt facilities. These interest rate swaps mature concurrently with the long-term debt facility on May 1, 2011 allowing the Trust to mitigate its risk of interest rate fluctuations over the term of the debt agreement.

Fifty percent of the outstanding balance of the Canadian term facility swapped interest based on a spread over the one month BA for a fixed interest rate of 5.362%. Simultaneously the Trust hedged fifty percent of the US term facility swapping interest based on a spread over the one, two or three month LIBOR for fixed interest of 6.108%.

The effectiveness of the interest rate swaps were evaluated and found to be effective. As such the Trust has applied hedge accounting. For the year ended December 31, 2006, a loss of $0.5 million was recorded in interest expense.

11. COMMITMENTS

The Trust has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

(thousands)	
2007	**3,024**
2008	**2,774**
2009	**2,412**
2010	**2,052**
2011	**7,154**

In 2005 and early 2006, Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $401.0 million, of which approximately $356.2 million was paid as at December 31, 2006. Four of these rigs were completed and deployed in 2005 and an additional fifteen throughout 2006. The remaining rigs are scheduled to be delivered in the first and second quarter of 2007.

12. SEGMENTED INFORMATION

The acquisition of Cheyenne Drilling, which closed December 20, 2005, and the current rig construction program have diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma regions. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the

similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's drilling operations performance on a geographically segmented basis. In addition, the acquisition of Mastco further broadened the operations of the Trust to include the capability to design, manufacture, sell and refurbish drilling rigs, and related equipment. The unique characteristics of this subsidiary from the Trust's core drilling operations have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

For the year ended December 31, 2006 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	364,278	166,498	111,128	(62,049)	579,855
Operating expense	196,665	77,676	97,979	(62,049)	310,271
Gross margin	167,613	88,822	13,149	-	269,584
Interest	12,151	8,424	149	-	20,724
Depreciation and amortization	30,749	20,994	458	-	52,201
(Gain) loss on assets	(1,852)	(27)	-	-	(1,879)
Income before corporate items	126,565	59,431	12,542	-	198,538
General and administrative					51,627
Unit based compensation					7,105
Foreign exchange (gain) loss					533
Income taxes					15,567
Net earnings					123,706
Capital expenditures (including acquisitions and deposits)	158,517	199,358	74	-	357,949
Total assets	680,591	528,872	36,170	-	1,245,633
Goodwill	38,155	42,491	42,837	-	123,483

For the year ended December 31, 2005 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	282,938	5,394	-	-	288,332
Operating expense	164,701	3,216	-	-	167,917
Gross margin	118,237	2,178	-	-	120,415
Interest	5,600	-	-	-	5,600
Depreciation and amortization	27,255	968	-	-	28,223
(Gain) loss on assets	263	-	-	-	263
Income before corporate items	85,119	1,210	-	-	86,329
General and administrative					26,183
Unit based compensation					3,203
Foreign exchange (gain) loss					(87)
Income taxes					9,603
Net earnings					47,427
Capital expenditures (including acquisitions and deposits)	135,859	293,069	-	-	428,928
Total assets	558,665	274,651	-	-	833,316
Goodwill	37,115	42,314	-	-	79,429

13. SUBSEQUENT EVENT

On January 26, 2007, Trinidad announced the construction of an additional 5 new customer backed rigs to the rig construction program. All five rigs will be operating in the United States, each backed by take-or-pay contracts, providing committed drilling days and drilling rates over the next three years. Total capital costs of construction are estimated to be $80 million to be funded through Trinidad's recently expanded credit facility and internal cash flow. Approximately $33.8 million has been paid as at February 20, 2007.

14. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

END